Mail Stop 3561

July 11, 2006

Fabian Mansson
President and Chief Executive Officer
Eddie Bauer Holdings, Inc.
15010 NE 36th Street
Redmond, WA 98052

> **Re:** **Eddie Bauer Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 27, 2006**
> **File No. 0-51676**

Dear Mr. Mansson:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

1. We note the statement that you do not expect to change your business turnaround strategy or change the planned capital expenditures as a result of your decision to explore strategic alternatives. We also note disclosure in the risk factor appearing at the bottom of page 27 indicating that your management will need to devote a substantial amount of time in evaluating your strategic alternatives and this may divert attention away from your turnaround efforts. Please reconcile the disclosure and revise as appropriate.

Impairment of indefinite-lived intangible assets, page 63

2. We have reviewed your response to comment 12 in our letter dated May 31, 2006. Please tell us why you did not test goodwill for impairment at the operating segment level, as required by paragraph 30 of SFAS 142. Considering your recent trademark impairment charge, operating losses and the declines in net merchandise sales and comparable store sales for the third and fourth quarters of fiscal 2005 and the first quarter of fiscal 2006, please also tell us why you believe the significant factors utilized in your discounted cash flow model at December 31, 2005 should not be updated from those used for your fresh start reporting in July 2005. Please also explain why these recent events did not trigger testing of goodwill for impairment as of a more recent date as set forth in paragraph 28 of SFAS 142.

Sources of Liquidity, page 72

3. Please explain more specifically how your recent announcement to evaluate strategic alternatives will impact your need for, or the availability of, financing.

Financial Statements and Exhibits

Notes to Consolidated and Combined Financial Statements

Note 5. Summary of Significant Accounting Policies

(d) Segments, page F-23

4. We have reviewed your response to comment 21 in our letter dated May 31, 2006 and do not object to the aggregation of your operating segments due to the immateriality of your licensing/international operations. However, you should separately report your licensing/international operations to the extent those operations become material in future periods. Since paragraph 19 of SFAS 131 requires information about other business activities and operating segments that are not reportable to be disclosed in an "all other" category, please confirm that you will separately present an "all other" category in future periods to the extent these operations become material.

(f) Revenue Recognition, page F-23

5. We have reviewed your response to comment 23 in our letter dated May 31, 2006, including Appendix 1.1, and note that your breakage percentage exceeds the current unredeemed percentage of gift cards issued during each fiscal year from 1996 through 2000. We further note that your breakage percentage exceeds the

cumulative unredeemed percentage of gift cards issued from fiscal 1996 through 2002. Based on the historical redemption data you provided, it appears that your ultimate breakage percentage would be more consistent with the fiscal 1996-2002 cumulative unredeemed percentage as derived from Appendix 1.1 or even the cumulative unredeemed percentage of gift cards issued from fiscal 1996 through 2000 or 2001. Please justify why you believe your breakage percentage should exceed these historical amounts.

6. We have reviewed your response to comment 24 in our letter dated May 31, 2006 and do not agree with your characterization of the costs of your loyalty programs as advertising expense. Based on our understanding of your loyalty programs, it appears that free or discounted products and services earned by your customers should more appropriately be classified as cost of sales. Please explain to us where you record the reversal of the associated accrued liability in your statement of operations when the award is ultimately redeemed and provide us with the amounts recorded as advertising expense under your loyalty programs for each period presented in your financial statements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Abigail Arms, Esq.
Fax: (202) 508-8100

Fabian Mansson
Eddie Bauer Holdings, Inc.
July 11, 2006
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